Form 52-109F2
Certification of Interim Filings

SUNGOLD INTERNATIONAL HOLDINGS CORP.

I, T. Keith Blackwell, Chief Executive Officer and Chief Financial Officer of Sungold International Holdings Corp. (the “Issuer”), certify that:

1.           I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the interim period ending May 31, 2008;

2.            Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.            Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.            I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and have:

(a)            designed such disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)            designed such internal control over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.            I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: July 31, 2008

/s/ T. Keith Blackwell
_________________________________
T. KEITH BLACKWELL
Chief Executive Officer and Chief Financial Officer